Exhibit 99.1

NICE Actimize X-Sight ActOne Platform Redefines Financial Crime
Investigations with Agentic AI

NICE Actimize's Agentic AI harnesses advanced Machine Learning, NLP, and GenAI to automate processes and engage human oversight when essential
.
Hoboken, N.J., April 2, 2025 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced the availability of the next generation X-Sight ActOne which expands upon the robust and open architecture of X-Sight with Agentic AI capabilities that are foundational to transforming fraud and financial crime prevention programs. The Agentic AI capabilities orchestrate all fraud and financial crime prevention workflows on a single platform. X-Sight ActOne delivers a step change in the efficiency of financial crime prevention programs, transforming current analysis to be predictive, proactive, and automated.

Leveraging access to billions of financial transactions daily and an unmatched global perspective on confirmed fraud, money laundering, and trading misconduct, NICE Actimize's Agentic AI capabilities deliver analytic precision and investigator efficiency while supporting compliance with data privacy regulations through robust encryption, access controls, and role-based permissions.

The latest Agentic AI capabilities are now available via X-Sight ActOne's InvestigateAI which has the ability to understand financial institutions policies and procedures guidelines, the reasoning to recognize the context of an investigation and the agency to determine what data, data sources and Actimize-curated risk signals to leverage for accurate and fast decisioning. Investigate AI currently reduces investigation time by 50% or more.

Other capabilities of embedded Agentic-AI include:

•	Applying natural language processing (NLP) on a financial institution's policy and procedures to autonomously craft an investigation plan.
•	Reasoning to understand the context of an investigation and execute upon the plan.
•	Agency to inject real-time data including transactional data, CRM, and external sources.
•	Learning capabilities to become even more effective with continued use.
•	Ability to be trained to act upon many tasks and reverse prompt to engage humans when necessary.
•	Explainability of AI insights and actions needed for full transparency and confidence for analysts and auditors.

"NICE Actimize's Agentic AI significantly enriches our X-Sight platform and our portfolio of solutions delivering exceptional value throughout the financial crime ecosystem. By harnessing advanced Machine Learning, NLP, and GenAI, X-Sight ActOne automates processes, engaging human oversight only when essential. This empowers financial institutions to scale operations and realize transformative cost and labor efficiencies," stated Craig Costigan, CEO, NICE Actimize.

"As criminal sophistication and regulatory demands intensify, financial services firms must strive to transform their financial crime operations and embrace technologies that drive both efficiency and effectiveness," noted Chuck Subrt, Head of Fraud & AML at Datos Insights. "Technologies such as NICE Actimize's Agentic AI enable organizations to move beyond traditional approaches and empower their investigators to focus on what they do best – apply human judgement to analysis and complex decision-making."

The X-Sight ActOne platform was developed for trust and transparency. Equipped with AI and advanced analytics, the platform delivers outcomes and empowers investigators with the intelligence required for swift, accurate, and efficient investigations. Every AI insight is traceable to its underlying data points, and all actions are accessible to users and auditors providing a clear rationale for each decision.

Please visit our website here for further information on NICE Actimize's Agentic AI capabilities.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.